                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                            Washington, D.C. 20549




                                  REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                              In respect of its
                 US$100,000,000 Floating Rate Notes due 2002



                  Filed pursuant to Rule 3 of Regulation BW






                             Dated:  May 19, 2000

      The following information regarding the US$100,000,000 Floating Rate Notes due 2002 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

      Item 1.  DESCRIPTION OF OBLIGATIONS

          (a)  US$100,000,000 Floating Rate Notes due 2002.

          (b) The interest rate will be the 3-month U.S. Treasury-Bill Rate + 40 b.p., payable quarterly on the 22nd of each of August, November, February, and May, commencing on August 22, 2000 through and including May 22, 2002.

          (c) Maturing May 22, 2002. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or siimilar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London BC4Y OPA, England.


      Item 2.  DISTRIBUTION OF OBLIGATIONS

      As of May 19, 2000, the Bank entered into a Terms Agreement (attached hereto as Exhibit B) with First Tennessee Bank, N.A. (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating US$100,000,000 at 100% of par, less commissions of 0.082%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about May 22, 2000.

     The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

      The Manager proposes to offer all the Notes to the public at the public offering price of 99.918%.

      Item 3.  DISTRIBUTION SPREAD



                   Price to             Selling Discounts        Proceeds to the
                    Public               and Commissions             Bank(1)
                   --------             -----------------        ---------------
               Per Unit: 100%                0.082%                  99.918%
           Total:  USD 100,000,000         USD 82,000            USD 99,918,000



      Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

      Item 5.  OTHER EXPENSES OF DISTRIBUTION

      As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

      Item 6.  APPLICATION OF PROCEEDS

      The net proceeds will be used in the general operations of the Bank.

      Item 7.  EXHIBITS

               A.  Pricing Supplement dated May 19, 2000.

               B.  Terms Agreement dated May 19, 2000.


------------------

(1)  Without deducting expenses of the Bank, which are not yet known.

                                                                      EXHIBIT A

                               PRICING SUPPLEMENT




              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY


                                     No: 840


                                 US$100,000,000
                          FLOATING RATE NOTES DUE 2002


                            Issue Price: 100 percent













                            FIRST TENNESSEE BANK N.A.




               The date of this Pricing Supplement is May 19, 2000

                  This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

                  This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

                  The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.



1.       No.:                                             840

2.       Aggregate Principal Amount:                      US$100,000,000

3.       Issue Price:                                     100 percent

4.       Issue Date:                                      May 22, 2000

5.       Form of Notes
         (Condition 1(a)):                                Registered only

6.       Authorized Denomination(s)
         (Condition 1(b)):                                US$10,000 and integral multiples of US$5,000 in
                                                          excess thereof

7.       Specified Currency
         (Condition 1(d)):                                United States dollars (US$)

8.       Redemption Month
         (Condition 6(a); Variable Interest Rate):        May 2002

9.       Interest Basis
         (Condition 5):                                   Variable Interest Rate (Condition 5(II))

10.      Variable Interest Rate
         (Condition 5(II)):



         (a)      Calculation Amount:                     Principal Amount

         (b)      Business Day Convention:                If an Interest Payment Date falls on a date
                                                          which is not a Relevant Business Day, interest
                                                          in the amount due on such Interest Payment Date
                                                          shall be payable on the next occurring Relevant
                                                          Business Day.

         (c)      Interest Payment Date(s):               (i) the 22nd of each August, November, February
                                                          and May, commencing on August 22, 2000 through
                                                          and including May 22, 2002, and (ii) any date
                                                          of final redemption determined in accordance
                                                          with Condition 9, subject (in each of (i) and
                                                          (ii)) to the Business Day Convention.


         (d)      Reference Rate(s):                      3-month U.S. Treasury Bill Rate plus
                                                          0.40 percent, as specified in "19. Additional
                                                          Provisions Relating to the Notes"

         (e)      Primary Source for Interest
                  Rate Quotations for
                  Reference Rate(s):                      Dow Jones Telerate Service

         (f)      Specified Screen Page:                  Telerate page 56, as specified in "19.
                                                          Additional Provisions Relating to the
                                                          Notes"

         (g)      Calculation Agent:                      Citibank, N.A., London office

         (h)      Interest Determination Date:            Not earlier than the seventh, and not later
                                                          than the third, Relevant Business Day
                                                          preceding an Interest Payment Date

11.      Basis of Calculation of Variable
         Interest Rate and Interest Payment
         Dates and default interest where
         Conditions 5(II)(b)(i) to (vii) do not
         apply (Condition 5(II)(b)):                      As specified in "19. Additional Provisions
                                                          Relating to the Notes".




12.      Other Variable Rate Interest Rate
         Terms (Conditions 5(II) and (III)):

         (a)      Variable Rate Day Count
                  Fraction(s) if not
                  actual/360:                             "Actual/Actual" per 1991 ISDA Definitions
                                                          (I.E., the actual number of days elapsed
                                                          divided by 365 (or, if any portion of such
                                                          elapsed days falls in a leap year, the SUM
                                                          OF (i) the actual number of days in that
                                                          portion of such elapsed days falling
                                                          in a leap year divided by 366 AND (ii) the
                                                          actual number of days in that portion of
                                                          such elapsed days falling in a non-leap
                                                          year divided by 365))

13.      Relevant Financial Center:                       New York

14.      Relevant Business Day:                           New York

15.      Issuer's Optional Redemption:                    No

16.      Redemption at the Option of the
         Noteholders:                                     No

17.      Early Redemption Amount:                         Principal Amount plus accrued interest

18.      Governing Law:                                   New York

19.      Additional Provisions Relating to the Notes:



                  The "Reference Rate" on the Notes will be a rate per annum (expressed as a percentage) equal to the 3-MONTH U.S. TREASURY BILL RATE (DETERMINED AS DESCRIBED BELOW) PLUS 0.40 PERCENT and will be subject to adjustment effective as of each Reset Date (as defined below); PROVIDED, HOWEVER, that the Reference Rate in effect for the period from and including the seventh Relevant Business Day preceding an Interest Payment Date to but excluding such Interest Payment Date will be the Reference Rate in effect on the seventh Relevant Business Day preceding such Interest Payment Date.

                  A "Reset Date" means (i) the Wednesday of each week (subject to the proviso in the preceding paragraph) and (ii) each Interest Payment Date. The first Reset Date with respect to the Notes is the Issue Date.

                  The "3-month U.S. Treasury Bill Rate" means, with respect to any Reset Date:

                  (i) the auction average rate for U.S. Treasury Bills having an index maturity of 3 months obtained from the most recent U.S. Treasury Bill auction which occurs on the first Relevant Business Day during the period from the Monday immediately preceding the applicable Reset Date up to and including such Reset Date. The 3-month U.S. Treasury Bill Rate currently appears on Telerate page 56 under the heading "Investment Rate" in the row corresponding to the first Relevant Business Day of the week containing the applicable Reset Date (where "Telerate page 56" means Page 56 on the Dow Jones Telerate Service or such other page as may replace that page on that service).

                  (ii) if there is no auction during the period from Monday immediately preceding the applicable Reset Date up to and including such Reset Date, then the 3-month U.S. Treasury Bill Rate for such Reset Date will be the arithmetic mean of quotations reported by three leading U.S. Government securities dealers, according to their written records and with reference to the 3:00 p.m. (New York City Time) closing offered side yield quotations as of the corresponding Reset Date, for actively traded 3-month U.S. Treasury Bills. If the Calculation Agent cannot obtain three such quotations, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the arithmetic mean of all such quotations obtained by the Calculation Agent.

                  (iii) if for any Reset Date, the Calculation Agent cannot obtain any such quotations referred to in (ii) above, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the arithmetic mean of quotations reported by three leading U.S. Government securities dealers, according to their written records and with reference to the 3:00 p.m. (New York City Time) closing offered side yield quotations as of the corresponding Reset Date, for the 3-month U.S. Treasury securities with a remaining term to maturity closest to three months and with a price closest to par as determined by the Calculation Agent.

                  (iv) if the Calculation Agent cannot obtain three such quotations referred to in (iii) above, the 3-month U.S. Treasury Bill Rate for such Reset Date shall be the same as the 3-month U.S. Treasury Bill Rate for the immediately preceding Reset Date.

The auction average rate and the offered side yield quotations for 3-month U.S. Treasury Bills will be obtained expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable (or, if not so expressed, will be converted by the Calculation Agent to such a bond equivalent yield).

                  Values input into the formula for the Reference Rate, and intermediate calculations expressed as a percentage, shall be rounded to five
(5) decimal places and the resulting Reference Rate expressed as a percentage shall be rounded to three (3) decimal places. (FOR EXAMPLE, if the Reference Rate calculation produced a result of 4.71254 percent, the Reference Rate would be 4.713 percent). All dollar amounts resulting from application of the above formula will be rounded to the nearest cent.

                  The "Rate of Interest" with respect to any Interest Payment Date shall be the rate as determined and calculated by the Calculation Agent by adding the Reference Rate for each actual day elapsed from and including the Issue Date or the preceding Interest Payment Date, as the case may be, to but excluding the next Interest Payment Date (rounded to nine (9) decimal places, Condition 5(II)(d) notwithstanding) and dividing the resulting total by the number of such actual days elapsed.

OTHER RELEVANT TERMS


1.       Listing (if yes, specify Stock
         Exchange):                                       None

2.       Details of Clearance System
         Approved by the Bank and the
         Global Agent and Clearance and
         Settlement Procedures:                           DTC

3.       Syndicated:                                      No

4.       Commissions and Concessions:                     0.082 percent of Aggregate Principal
                                                          Amount.


5.       Codes:

         (a)      Common Code:                            11178693

         (b)      ISIN:                                   US45905UBJ25

         (c)      CUSIP:                                  45905UBJ2

6.       Identity of Dealer(s)/Manager(s):                First Tennessee Bank N.A.

7.       Other Address at which Bank
         Information Available:                           None


GENERAL INFORMATION

                  The Bank's latest Information Statement was issued on September 16, 1999.



                      INTERNATIONAL BANK FOR RECONSTRUCTION
                      AND DEVELOPMENT

                      By:
                         -------------------------------
                         Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433



                                CALCULATION AGENT
                          Citibank N.A., London Office
                                 P.O. Box 18055
                                Carmelite Street
                                London, EC4Y OPA
                                     England



                          LEGAL ADVISORS TO THE MANAGER
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                      EXHIBIT B

                          TERMS AGREEMENT NO. 840 UNDER
                                  THE FACILITY

                                                            May 19, 2000

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agrees to purchase from you (the "Bank") the Bank's US$100,000,000 Floating Rate Notes due 2002 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on May 22, 2000 (the "Settlement Date") at an aggregate purchase price of US$99,918,000 (which is 99.918% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent less a gross concession of 0.082 percent of the principal amount).

         2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A. London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

         3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of the undersigned are as follows:

                           First Tennessee Bank N.A.
                           845 Crossover Lane, Suite 150
                           Memphis, TN  38117

                           Attention:  Steve Valadie
                           Telephone:  901-435-8770
                           Fax:  901-435-8990

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                       FIRST TENNESSEE BANK, N.A.

                                       By:
                                          -----------------------
                                          Name:
                                          Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT



By:
   ----------------------------
   Name:
   Title:  Authorized Officer



                                      -3-